Olympus Pacific Minerals Inc.
500 – 10 King Street East
Toronto, Ontario M5C 1C3
Canada.
Tel: (416) 572-2525
February 2, 2010
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Olympus Pacific Minerals Inc.
SEC File No. 000-52324
Dear Mr. Schwall:
     In connection with our filing with the Securities and Exchange Commission (the “Commission”) of an amendment to our Annual Report on Form 20-F for the year ended December 31, 2008, Olympus Pacific Minerals Inc. (the “Registrant”), hereby confirms and acknowledges the following:
1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	The Staff’s comments or changes to disclosure made in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing;
3.	Registrant may not assert any of the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
/s/ Peter Tiedemann
Peter Tiedemann
Chief Financial Officer